Exhibit 99.5

TRANSLATED FORM THE FRENCH

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,608,782.48 euros
Principal Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

BOARD REPORT TO BE SUBMITTED TO THE EXTRAORDINARY
SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 22nd, 2004

Ladies and Gentlemen,

We have called you in an Extraordinary General Meeting in order to submit to your approval the proposed issuances of a total number of 80,000 Warrants (BSA) reserved to certain board members of the Company.

Before making a detailed presentation of the proposed transaction, we shall briefly make some comments on our performance since the beginning of the year.

During the first three months of the 2004 year, we have pursued our efforts to continue and develop our collaboration with our partners according to the license agreements signed.

We obtained one significant milestone payment in recognition of our technical progress and scientific achievements on the BMS contract.

On April 29th, we announced the financial results for the first quarter 2004. For the first quarter, Flamel reported total revenues of $14.4 million, compared to $3.1 million in the first quarter of 2003. Expenses increased to $10.6 million, from $6.0 million in the first quarter of 2003, largely as a result of increased research and development and clinical studies as well as the 16% increase in the value of the Euro against the U.S. dollar versus the year-ago period. Net income in the first quarter of 2004 was $4.3 million, compared to a net loss of $1.7 million in the first quarter of last year.

Proposed issuances of a total number of 80,000 Warrants (BSA) reserved to certain board members of the Company.

Last year, during the Annual General Shareholders’ Meeting, we were pleased also to announce the new composition of Flamel’s Board of Directors which is composed now of : Gérard Soula, Chairman of the Board (CEO) — Steve Willard (CFO) — Jean-Noël Treilles — Raul Cesan — William Dearstyne — Michel Greco.

The Board of Flamel is committed to:

•	Help to respect all the new rules of good governance imposed by SEC but also the French laws. We are very pleased to obtain the commitment to Flamel’s Board of two independent American members and two French members. All of them are well experienced as manager of public companies.

•	Help the Company to define its strategy and to develop the business. Their previous professional positions should help the management on these subjects.

No one on the board received any fees for his service.

In connection with their respective contribution to the management of the Company, we propose that you decide upon the issuance of 80,000 warrants (BSA) in favor of Messrs. Raul Cesan, William Dearstyne, Michel Greco and Jean Noel Treilles, all four of whom are board members of the Company.

This decision to issue warrants (BSA) reserved to Messrs. Raul Cesan, William Dearstyne, Michel Greco, Jean Noel Treilles, if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders as well as of the warrant holders and of all of the holders of any other combined securities, in respect of the subscription of these warrants (BSAs), for the benefit of Messrs. Cesan, Dearstyne, Greco and Treilles.

In accordance with Article 155 of the decree of March 23, 1967, we inform you that in the context of this proposed issuance of 80,000 warrants (BSA), Messrs. Cesan, Dearstyne, Greco and Treilles would be granted 20,000 warrants (BSA) each. These warrants (BSA) may be issued for a subscription price of 0.01 euro each, and each warrant (BSA) would give its holder the right to subscribe to one share of the Company for a subscription price of 21,73 euros, corresponding to the quotation price of a share of the Company on NASDAQ, in the form of ADSs, on the day preceding the Board of Directors meeting held on March 31st, 2004, during which the issuance of such warrants (BSA) was proposed.

It is also important to mention that with the delay between the date of the Board meeting, which defined the compensation package (number of warrants and the price of the warrants) and today, when your approval is required, the positive evolution of the stock of Flamel will oblige us to take a charge on our P&L of the difference without any consequence on the cash situation.

We also propose to you that these warrants (BSAs) may not be exercised until such time of the annual General Shareholders Meeting called on to vote on the approval of the financials for the fiscal year ending December 31, 2004, expressly provided that their holders be board members of the Company on the day of such exercise.

We propose that you settle the subscription period for these warrants (BSA) as commencing on the day of the General Shareholders’ Meeting and closing on July 31rst, 2004.

We request that you grant all powers to the Board of Directors and its Chairman in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

As a result of the issuance of the warrants (BSAs) referred to above we propose you to authorize our Board to proceed with the issuance of a maximum of 80,000 new ordinary shares of an approximate nominal value of 0.12 euro each, that is, a capital increase of an approximate maximum nominal amount of 9,800 euros, and a share issuance of an approximate maximum total amount of 1,728,600 euros, and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period.

(ii)	Receive the subscriptions.

(iii)	Close the subscription period once all of the subscriptions have been gathered.

(iv)	Receive the payments.

(v)	Deposit the funds in a bank account in accordance with the law.

(vi)	Amend the bylaws as a result, and more generally,

(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

In accordance with Article L. 228-95 paragraph 3 of the Commercial Code, these shares may be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

Furthermore, in accordance with Article L. 228-95 paragraph 2 of the Commercial Code, we invite you to expressly relinquish your preferential right to subscribe for new shares which will be issued as a result of the exercise of the subscription right in connection with the warrants (BSAs), newly issued for the benefit of Messrs. Cesan, Greco, Dearstyne and Treilles.

As a result of this issuance, in view of the year end financial situation as of December 31, 2003, we inform you that the share of each ordinary share in the net equity, as of December 31, 2003 would go:

•	without taking into account issued securities giving access to the share capital, from 4,3366 euros to 4,4015 euros;

•	taking into account issued securities giving access to the capital (warrants and stock options to subscribe for shares not exercised as of December 31, 2003), from 4.855 euros to 4.907 euros.

After having heard the reading of the special report of the Statutory Auditor relating to the cancellation of the preferential subscription rights for the issuance of warrants (BSA) reserved to certain directors of the Company, we are submitting to your vote the draft resolutions approved by the Board during its meeting held on March 31, 2004.

The Board of Directors

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